Mail Stop 4561

      December 23, 2005




Anju Tandon
President and Chief Executive Officer
TNT Designs, Inc.
305 Madison Avenue, Suite 449
New York, NY  10165

Re:	TNT Designs, Inc.
	Amendment No. 2 to Registration Statement on Form SB-2
      Filed December 7, 2005
	File No. 333-123941

Dear Mr. Tandon:
      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Summary
The Offering, page 7
1. We note your statement that the selling shareholders may "offer the common stock in privately negotiated transactions or at a fixed price of $0.10 until our shares are quoted" on the OTC Bulletin Board. Please revise to state that selling shareholders will offer the shares at a fixed price of $0.10 until the shares are quoted on the OTC Bulletin Board and thereafter at market prices or privately negotiated prices.

Description of Distribution, page 17
2. We note your response to comment 11. Please revise the fifth paragraph under this heading to delete your reference to Rule
424(b).

Description of Business, page 20

3. Refer to comments 9 and 16. Please revise to explain how you and
Radico will determine the minimum quantity of products when placing an order. Further, revise to discuss your commission structure with
Radico.

4. We are unable to locate the requested disclosure relating to comment no. 17. Please revise or advise.

Exclusive Distributorship and Alliance Agreement, page 21

5. We note your statement that you are an "exclusive distributor" of
Radico products. Please revise here and throughout to delete the term "exclusive". In this regard, we note that Radico has permitted another retailer in New York to distribute its products. Further, revise the second paragraph under this heading to clarify that you are not the "only company authorized in New York to import, market and distribute Radico products." Finally, explain what you mean when you state in first paragraph under this heading that "all future distributions will be handled by TNT." Again, we note that Radico has permitted another retailer in New York to distribute their products.

6. Please expand your disclosure to specify what rights, if any, the other retailer has and to the extent, if any, that these rights impact TNT`s agreement with Radico.

Report of Independent Registered Accounting Firm, page F-2

7. We note that you have incurred operating losses and negative cash flows from operating activities since inception. In addition, you disclose on page 8 that TNT currently has enough cash on hand to fund current monthly operating expenses for a period of only five months.
SAS 59 (AU Section 341) states that an auditor has a responsibility to evaluate whether there is substantial doubt about the entity`s ability to continue as a going concern for a reasonable period of time, which is defined as one year. In that regard, please advise us why the audit report on the Company`s financial statements does not include an explanatory paragraph regarding the substantial doubt about your company`s ability to continue as a going concern.

Part II

Item 28.  Undertakings, page II-2

8. Please update your Item 512(a) undertakings in accordance with the amendments thereto that became effective as of December 1, 2005.

********************

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Kristi Beshears, Staff Accountant, at (202) 551-3429 or Linda Van Doorn, Senior Assistant Chief Accountant, at
(202) 551-3780 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Shady, Staff Attorney, at (202) 551-3471 or the undersigned at
(202)
551-3694 with any other questions.

      Sincerely,



      Owen Pinkerton
      Senior Counsel
cc:  	Levy & Boonshoft, P.C. (via fax)
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Anju Tandon
TNT Designs, Inc.
December 23, 2005
Page 3